UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Thomas Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    88440218
                                 (CUSIP Number)

                                 Edward P. Evans
                          712 Fifth Avenue, Suite 4900
                            New York, New York 10019
                                 (212) 765-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2005

             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 6 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Edward P. Evans
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            PF
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    3,586,807
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    3,586,807
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             3,607,807
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

             37.25%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Edward P. Evans Foundation
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Virginia
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             21,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

             0.22%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

         Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 4 (this "Amendment") to the Schedule 13D originally filed on August 11, 2000 with the Securities Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on September 20, 2001, Amendment No. 2 filed with the SEC on February 20, 2002 and Amendment No. 3 filed with the SEC on October 24, 2002, relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Thomas Group, Inc., a Delaware corporation (the "Issuer").

         I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

         On February 15, 2005, the Issuer announced that it appointed Mr. Evans to its Board of Directors.

         II. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated as follows:

Item 5.     Interest in Securities of the Issuer.

         A. Mr. Evans

               (a) As of the date of this filing, Mr. Evans may be deemed the beneficial owner of (i) 3,346,807 Shares directly owned by Mr. Evans for his own account, (ii) 240,000 Shares held in a Uniform Gifts to Minor Act ("UGMA") account for a minor beneficiary and (iii) 21,000 Shares owned by the Foundation. The filing of this Schedule 13D should not be construed in and of itself as an admission by Mr. Evans as to beneficial ownership of the Shares held in the UGMA account or owned by the Foundation.

                    Percentage: Approximately 37.25% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 9,684,139 Shares, which reflects the Shares outstanding as of November 9, 2004, as reflected in the Issuer's quarterly report for the quarterly period ended September 30, 2004, filed on November 15, 2004.

               (b)  1. Sole power to vote or direct vote: 3,586,807
                    2. Shared power to vote or direct vote: 21,000
                    3. Sole power to dispose or direct the
                       disposition:3,586,807
                    4. Shared power to dispose or direct the
                       disposition: 21,000

               (c) On February 14, 2005, Mr. Evans exercised the Warrant to purchase 434,899 Shares.

               (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by him or it. Mr. Evans holds 240,000 Shares in a UGMA account for a minor beneficiary, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 240,000 Shares held in that account.

               (e)  Not applicable.

         B. The Foundation

               (a) As of the date of this filing, the Foundation may be deemed the beneficial owner of 21,000 Shares owned by the Foundation.

                    Percentage: Approximately 0.22% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 21,000
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose ordirect the disposition: 21,000

               (c) The Foundation did not enter into any transactions in the Shares within the last sixty days.

               (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by him or it.

               (e)  Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2005

                                    /s/ Edward P. Evans
                                    ------------------------------
                                    Edward P. Evans



                                    EDWARD P. EVANS FOUNDATION

                                    By:  /s/ Edward P. Evans
                                    ------------------------------
                                    Edward P. Evans,
                                    as Trustee